

March 19, 2015

Glenn Sanford
Chief Executive Officer
eXp Realty International Corporation
1325 Lincoln Street, Suite 1
Bellingham, WA 98229

> **Re:** **eXp Realty International Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed March 13, 2015**
> **File No. 000-55300**

Dear Mr. Sanford:

We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1 – Proposal to Adopt and Approve the 2015 Equity Incentive Plan, page 1

1.   Please revise to provide the information required by Item 402 of Regulation S-K. Refer to Item 8 of Schedule 14A, which applies to you per Item 1 of Schedule 14C.

Plan Benefits, page 6

2.   It appears that you have not provided the disclosure required under Item 10(a)(2) of Schedule 14A, which applies to you per Item 1 of Schedule 14C. If you have current plans to make awards under the 2015 Equity Incentive Plan, please amend your information statement to provide the required disclosure. If you are unable to provide this disclosure because the benefits or amounts are discretionary or cannot be determined at this time, please include a statement to this effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Lance A. McKinlay, Esq.
       Wilson & Oskam LLP